SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 2)*

                      AT COMM CORPORATION.
          ---------------------------------------------
                        (Name of Issuer)

                          Common Stock
          ---------------------------------------------
                 (Title of Class of Securities)

                           983905 10 0
          ---------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
      Senior Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          ---------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 24, 2001
          ---------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition that is  the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(e), 13d-1 (f) or 13d-1 (g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       Page 1 of 10 Pages

CUSIP No. 983905 10 0      Schedule 13D/A      Page 2 of 10 Pages


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF              94-1672743
     ABOVE PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**     (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                         WC

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS  IS       []
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                       -0-
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     -0-
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:                  -0-
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                        -0-
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                 []
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11):                                                   0.0%
14.  TYPE OF REPORTING PERSON:                                 CO
**SEE INSTRUCTIONS BEFORE FILLING OUT!
Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on October 2, 2000, as previously amended on October 15, 2000, with respect to the Common Stock (the "Common Stock") of At Comm Corporation (formerly known as "XIOX Corporation").

CUSIP No. 983905 10 0      Schedule 13D/A      Page 3 of 10 Pages


ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.


ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares Beneficially Owned:  0 shares

                 Percent of Class: 0% of the Issuer's outstanding Common Stock, (based upon 5,468,601 as of May 15, 2001 as reported by the Issuer in its Form 10-QSB for the quarter ended March 31,
                 2001).

          (b)    Sole  Power  to Vote, Direct the  Vote  of,  or
                 Dispose of Shares: 0 shares

CUSIP No. 983905 10 0      Schedule 13D/A      Page 4 of 10 Pages


          (c) Recent Transactions: The Reporting Person effected the following recent transactions:

                 On July 23, 2001 the Reporting Person sold
                 54,100 shares of Common Stock at an average price of $0.04 per share.

                 On July 24, 2001 the Reporting Person sold
                 951,889 shares of Common Stock at an average price of $0.02 per share.

          (d)    Rights  with  Respect  to  Dividends  or  Sales
                 Proceeds:  N/A

          (e)    Date  of  Cessation of Five Percent  Beneficial
                 Ownership: July 24, 2001

CUSIP No. 983905 10 0      Schedule 13D/A      Page 5 of 10 Pages


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of Aug. 15, 2001.

                            INTEL CORPORATION


                            By:  /s/F. Thomas Dunlap, Jr.
                                 ------------------------
                                 F. Thomas Dunlap, Jr.
                                 Senior Vice President, General
                                 Counsel and Secretary

CUSIP No. 983905 10 0      Schedule 13D/A      Page 6 of 10 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 983905 10 0      Schedule 13D/A      Page 7 of 10 Pages


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The Arbor Company, 1340 Arbor Road, Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 983905 10 0      Schedule 13D/A      Page 8 of 10 Pages


Name:             Reed E. Hundt

Business          Charles  Ross Partners LLC, 1909 K Street  NW,
Address:          Suite 820, Washington, DC 20006

Principal         Principal Partner
Occupation:

Name, principal   Charles Ross Partners LLC, a law firm.
business and      1909 K Street NW, Suite 820
address of        Washington, DC 20006
corporation or
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, a financial
business and      services provider
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          AeroGen, Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a pulmonary drug delivery
business and      company
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 983905 10 0      Schedule 13D/A      Page 9 of 10 Pages


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Park Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          University of Florida, 226 Tigert Hall, P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:

CUSIP No. 983905 10 0      Schedule 13D/A     Page 10 of 10 Pages


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:     Andy D. Bryant
Title:    Executive Vice President; Chief Financial and
          Enterprise Services Officer

Name:     Sean M. Maloney
Title:    Executive Vice President; General Manager, Intel
          Communications Group
Citizens  British
hip:

Name:     Paul S. Otellini
Title:    Executive Vice President; General Manager, Intel
          Architecture Business Group

Name:     Michael R. Splinter
Title:    Executive Vice President; General Manager, Sales and
          Marketing Group

Name:     F. Thomas Dunlap, Jr.
Title:    Senior Vice President; General Counsel and Secretary

Name:     Ronald J. Smith
Title:    Senior Vice President; General Manager, Wireless
          Communications and Computing Group

Name:     Robert J. Baker
Title:    Vice President; General Manager, Technology and
          Manufacturing Group

Name:     Arvind Sodhani
Title:    Vice President, Treasurer